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                                                                     EXHIBIT 2.1


TWEETER HOME ENTERTAINMENT GROUP ANNOUNCES AN AGREEMENT TO ACQUIRE HOME ENTERTAINMENT INC. OF TEXAS.

CANTON, MA., December 9, 1998 -- Tweeter Home Entertainment Group, Inc., (Nasdaq: TWTR) announced today that the company has reached an agreement in principle to acquire the retail operations of Home Entertainment, Inc. of Texas, a company that's been in business for 42 years. Home Entertainment, Inc. has four stores in Houston and three stores in Dallas, and reported retail revenue of approximately $25 million for the year ended June 30, 1998.

"The Home Entertainment, Inc. acquisition is another important step in our company's growth," says Tweeter President Jeffrey Stone. "Home Entertainment is recognized by industry leaders as one of the best specialty consumer electronic retailers in the country. With a seven store base to work from and with some strong management talent in place, we expect to aggressively grow our presence in the Houston and Dallas markets over the next several years."

"Additionally, Home Entertainment, Inc. really understands the custom home installation business and we will look to these folks for guidance in helping the rest of the Tweeter Home Entertainment Group stores pursue this business in a more formal sense. Roberta Lewis, Home Entertainment, Inc. President, will join Tweeter as a Vice President. Roberta will oversee the Texas region and have corporate responsibility for creating and executing the company's custom home installation business plan. Roberta's knowledge of the business and industry will prove to be a tremendous asset to the rest of our management team as we continue to build a stronger management team with each acquisition we make."

Roberta Lewis, President of Home Entertainment, Inc., says, "We are excited about teaming with the Tweeter organization. It's an impressive company that does everything right. For our part, we hope to bring to the party, among other things, our expertise in custom home theater installation, an area that Tweeter is moving into."

According to Joe McGuire, Tweeter's CFO, "We expect this acquisition to be accretive by approximately $.01 per share the first year, and we will look to grow that contribution as we further develop the Houston and Dallas markets where Home Entertainment currently operates. We will also look to add the Home Entertainment brand into the Austin market in the near future."

The agreement in principle to acquire the retail operations of Home Entertainment , Inc. is subject to various conditions, including satisfactory completion of due diligence by Tweeter.

Tweeter Home Entertainment Group had an outstanding fiscal 1998, successfully completing its initial public offering at $17 per share in July of this year. Total revenue increased 75.3% to $232 million from $132.5 million for 1997. Comparable stores sales for the 12-month period increased 12.5% compared to the same period last year. The company's 1998 performance benefited from the successful integration of its most recent acquisitions. Tweeter acquired HiFi Buys, based in Atlanta, Georgia, in May of 1997 and also acquired Bryn Mawr Stereo & Video, based outside of Philadelphia, in May 1996.


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Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by current Chairman and Chief Executive Officer Sandy Bloomberg. Based in Canton, Massachusetts, the company is a specialty retailer of mid- to high-end audio and video consumer electronics products. The company's 1998 revenues were $232.3 million. Tweeter has won numerous awards. It was named "Consumer Electronics Retailer of the Year" for both 1996 and 1997 by Audio-Video International, the country's leading consumer electronics industry trade publication. The company employs more than 1,100 associates. It operates 53 stores under the Tweeter, Bryn Mawr, and HiFi Buys names in the New England, Mid-Atlantic, and Southeastern markets, respectively.

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To arrange an interview with a senior executive at Tweeter, contact Kathy Alpert of Alpert Communications at 617/924-3520 or fax 617/924-1371. Further information on Tweeter Home Entertainment Group can also be found on the company's web site at WWW.TWTR.COM.

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Certain statements contained in this press release, including, without limitation, statements containing the words "expects," "anticipates," "believes," and words of similar import, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to various risks and uncertainties, including those related to Company growth and acquisitions, dependence on key personnel, the need for additional financing, competition and seasonal fluctuations, and those referred to in the Company's Registration Statement on Form S-1, that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward looking statements.
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